No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT AND UNDER SECTION 17(d) OF THE ACT AND RULE 17d-1 UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS
_____________________

Business Development Corporation of America
BDCA Adviser, LLC
Main Street Capital Corporation
Main Street Capital Partners, LLC
Main Street Mezzanine Fund, LP
Main Street Capital II, LP
Main Street Equity Interests, Inc.
MSCII Equity Interests, LLC
405 Park Avenue, 15th Floor
New York, NY 10022
(212) 415-6500
_____________________

All Communications, Notices and Orders to:

Martina A. Brosnahan
Assistant General Counsel
405 Park Avenue, 15th Floor
New York, NY 10022
Tel: (212) 415-6515
Fax: (212) 421-5799
_____________________

Copies to:
John A. Good, Esq. Helen W. Brown, Esq. Bass, Berry & Sims PLC 100 Peabody Place, Suite 900 Memphis, Tennessee 38103-3672 Tel: (901) 543-5901 Fax: (888) 543-4644	Jason B. Beauvais General Counsel Main Street Capital Corporation 1300 Post Oak Boulevard, Suite 800 Houston, Texas 77056 Tel: (713) 350-6043 Fax: (713) 350-6042

February 24, 2011

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)
)
BUSINESS DEVELOPMENT CORPORATION OF	)	APPLICATION FOR AN ORDER
AMERICA, BDCA ADVISER, LLC,	)	PURSUANT TO SECTION
MAIN STREET CAPITAL CORPORATION,	)	57(i) OF THE INVESTMENT COMPANY
MAIN STREET CAPITAL PARTNERS, LLC,	)	ACT OF 1940 AND RULE 17d-1 UNDER
MAIN STREET MEZZANINE FUND, LP,	)	THE ACT TO PERMIT CERTAIN JOINT
MAIN STREET CAPITAL II, LP	)	TRANSACTIONS OTHERWISE
MAIN STREET EQUITY INTERESTS, INC.	)	PROHIBITED BY SECTIONS 57(a)(4) OF
MSCII EQUITY INTERESTS, LLC	)	THE ACT AND UNDER SECTION 17(d) OF
405 Park Avenue, 15th Floor	)	THE ACT AND RULE 17d-l UNDER THE
New York, NY 10022)		ACT AUTHORIZING CERTAIN
(212) 415-6500)		TRANSACTIONS
)
File No. 812-)
Investment Company Act of 1940)
)
)
)
)
)
)

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, authorizing certain joint transactions that otherwise may be prohibited by Section 57(a) of the 1940 Act:

•	Business Development Corporation of America (the “Company”);

•	BDCA Adviser, LLC (“BDCA Adviser” or “Adviser”), the Company’s investment adviser;

•	Main Street Capital Corporation (“MAIN”), the Company’s investment sub-adviser;

•	Main Street Mezzanine Fund, LP (“SBIC Fund I”) and Main Street Capital II, LP (“SBIC Fund II” and, together with SBIC Fund I, the “SBIC Funds”);

•
MSCII Equity Interests, LLC, a wholly-owned subsidiary of SBIC Fund II, and Main Street Equity Interests, Inc., a wholly-owned subsidiary of MAIN, formed to hold certain investment assets of MAIN in order to allow MAIN to continue to qualify as a regulated investment company(“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), for tax purposes (together with such future subsidiaries, the “MAIN Blocker Subsidiaries” and together with the SBIC Funds and MAIN, the “MAIN Affiliated Entities”); and

1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

•	Main Street Capital Partners, LLC (“Partners” and, together with the MAIN Affiliated Entities, the Company and BDCA Adviser, the “Applicants”).

In particular, the relief requested in this application (the “Application”) would allow the Company or any of the Company’s future subsidiaries on the one hand, and the MAIN Affiliated Entities and/or any future entity that is managed, advised or controlled by MAIN or Partners (a “future co-investment affiliate”)2 (collectively with the Company, the “Co-Investment Affiliates”) on the other hand, to co-invest in the same investment opportunities where such investment would otherwise be prohibited under Section 57(a) of the 1940 Act (collectively, “Co-Investment Transactions”).3

All existing entities that currently intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with its terms and conditions.

I.	GENERAL DESCRIPTION OF APPLICANTS

A.	The Company

The Company was organized under the General Corporation Law of the State of Maryland on May 5, 2010 for the purpose of operating as an externally-managed, non-diversified closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act.4 In addition, the Company intends to make an election to be treated for tax purposes as a RIC and intends to continue to make such election in the future. The Company’s principal place of business is 405 Park Avenue, 15th Floor, New York, NY 10022.

In connection with its initial public offering (the “IPO”) of common stock, the Company has filed a registration statement on Form N-2 (File No. 333-166636) and three pre-effective amendments (collectively, together with future amendments, the “Registration Statement”) and a notification of election to be subject to Sections 55 through 65 of the 1940 Act on Form N-54A.  The Registration Statement was declared effective by the Commission on January 25, 2011.  The Company has a five-member board of directors (the “Board”) of which three members are not considered “interested persons” of the Company within the meaning of Section 2(a)(19) of the 1940 Act (the “Independent Directors”).

2 The Company may also utilize subsidiaries to hold interests in certain of its portfolio companies (the “Blocker Subsidiaries”) to permit the Company to continue to meet the qualifications for taxation as a RIC. Any Blocker Subsidiary that the Company forms will qualify for the exclusion from the definition of the term investment company pursuant to Section 3(c)(7) of the 1940 Act or will otherwise not be required to register as an investment company under the 1940 Act. Blocker Subsidiaries typically are organized as corporations or as limited liability companies or partnerships that elect to be taxed as corporations for U.S. federal income tax purposes and hold certain investments in pass-through tax entities (such as partnership interests or limited liability company interests) the gross revenue from which would be “bad income” for purposes of RIC qualification. Blocker Subsidiaries are subject to federal corporation income tax, and dividends they pay to the parent RICs are “good income” for RIC qualification purposes. Relief for these vehicles may be necessary as they will also be controlled and managed by BDCA Adviser or the Sub-Adviser (or any entity directly or indirectly controlled by or under common control with BDCA Adviser or the Sub-Adviser within the meaning of Section 2(a)(9) of the 1940 Act) and may invest side by side with the MAIN Affiliated Entities, which are persons described in Section 57(b)(2) of the 1940 Act. MAIN currently has Blocker Subsidiaries and may form Blocker Subsidiaries in the future.

3 Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions (“Permitted Transactions”).  See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

4 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

The Company’s long-term investment objective is to generate both current income and long-term capital appreciation through debt and equity investments. The Company anticipates that during its offering period the Company will invest largely in senior secured and second lien debt securities, issued by middle market companies in private placements and negotiated transactions, that are traded in private over-the-counter markets for institutional investors, referred to in this Application as over-the-counter debt securities. The Company expects that each investment will range between approximately $1 million and $25 million, although this investment size will vary proportionately with the size of our capital base. As the Company’s capital base increases during the offering period, the Company will begin investing in, and ultimately intends to have a substantial portion of its assets invested in, customized direct loans to and equity securities of middle market companies. In addition, the Company may invest in senior secured debt, senior unsecured debt, subordinated secured debt, subordinated unsecured debt, mezzanine debt, convertible debt, convertible preferred equity, preferred equity, common equity, warrants and other instruments.

B.	BDCA Adviser

BDCA Adviser, LLC, is a Delaware limited liability company formed on June 15, 2010 that is a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  Subject to the overall supervision of the Company’s Board, BDCA Adviser will manage the day-to-day operations of, and provide investment advisory and management services to the Company. Under the terms of the investment advisory and management agreement dated October 28, 2010 between the Company and BDCA Adviser (as amended from time to time, the “Advisory Agreement”), BDCA Adviser will, among other things: (i) determine the composition and allocation of the Company’s portfolio, the nature and timing of the changes therein and the manner of implementing such changes; (ii) identify, evaluate and negotiate the structure of the investments the Company makes; (iii) execute, monitor and service the Company’s investments; (iv) determine the securities and other assets that the Company will purchase, retain, or sell;  (v) perform due diligence on prospective portfolio companies; and (vi) provide the Company with such other investment advisory, research and related services as the Company may, from time to time, reasonably require for the investment of its funds. The Advisory Agreement permits BDCA Adviser to delegate some or all of its responsibilities to a sub-adviser except approval of investments. All investment decisions for the Company must be approved by BDCA Adviser’s investment committee, which will be led by Nicholas S. Schorsch, the Company’s chairman and chief executive officer, and William M. Kahane, the Company’s president and a director.

The Company is BDCA Adviser’s only client. BDCA Adviser’s services under the Advisory Agreement are not exclusive, and BDCA Adviser is free to furnish similar services to other entities so long as their services to the Company are not impaired.

C.	MAIN Affiliated Entities and Partners

MAIN was organized under the General Corporation Law of the State of Maryland on March 9, 2007 for the purpose of operating as an internally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act.  In addition, MAIN has made an election to be treated for tax purposes as a RIC under the Code, and intends to continue to make such election in the future. MAIN has a six-member board of directors, of which four members are not “interested persons” of MAIN within the meaning of Section 2(a)(19) of the 1940 Act.

MAIN’s common stock is registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “1934 Act”).  Accordingly, MAIN is subject to the periodic reporting requirements under Section 13(a) of the 1934 Act. MAIN’s common stock trades on the New York Stock Exchange under the ticker symbol “MAIN.”  In addition, MAIN is a registered investment adviser under the Advisers Act.

MAIN’s investment objective is to maximize total return by generating current income from debt investments and realizing capital appreciation from equity-related investments.  MAIN’s investments generally range in size from $3 million to $20 million.  MAIN’s investments are made directly through MAIN and indirectly through MAIN’s SBIC subsidiaries, the SBIC Funds.  MAIN and the SBIC Funds share the same investment strategies and criteria focused on investments in companies in the lower middle market, although they are subject to different regulatory regimes. At September 30, 2010, MAIN had debt and equity investments with an aggregate fair value of approximately $259 million in 41 portfolio companies, and investments in over-the-counter debt securities with an aggregate fair value of approximately $90 million in 24 separate issuers. MAIN’s principal place of business is 1300 Post Oak Boulevard, Suite 800, Houston, TX  77056.

Partners was formed in October 2002 to act as the manager and investment adviser to SBIC Fund I, which commenced operations in June 2002 upon the receipt of a small business investment company license by SBIC Fund I.  In November 2005, Partners entered into a management services agreement with SBIC Fund II, which received a small business investment company license in January 2006. All of MAIN’s in-house investment professionals are employed by Partners.

The MAIN Blocker Subsidiaries are structured as Delaware corporations or Delaware limited liability companies and hold certain investment assets comprised of, among other things, equity interests in pass-through tax entities (such as partnership interests or limited liability company interests) in order to allow MAIN to continue to qualify as a RIC for federal income tax purposes.   If such investment assets were not held through these MAIN Blocker Subsidiaries, such investment assets could potentially generate types of gross income that could disqualify MAIN from maintaining its RIC status and thereby prevent MAIN from obtaining favorable tax treatment under Subchapter M of the Code.  These MAIN Blocker Subsidiaries are formed in order to block gross income from investment portfolio companies (structured as limited liability companies or limited partnerships) held in the Blocker Subsidiaries from “passing through” to MAIN for purposes of the RIC “source of income” requirement under the Code. These MAIN Blocker Subsidiaries must be separate entities taxed under Subchapter C of the Code in order to serve their income blocking purpose. The MAIN Blocker Subsidiaries are a lawful method of tax planning under the Code and are frequently used by companies seeking to elect to be treated as RICs under the Code. The MAIN Blocker Subsidiaries are not investment companies within the meaning of the 1940 Act. All of the MAIN Blocker Subsidiaries are wholly-owned by MAIN, either directly or indirectly, and, therefore, qualify for the exclusion from the definition of the term investment company pursuant to Section 3(c)(7) of the 1940 Act.

The Sub-Adviser5 acts as the Company’s investment sub-adviser pursuant to the amended and restated investment sub-advisory agreement dated January 13, 2011 with BDCA Adviser (as amended from time to time, the “Sub-Advisory Agreement”) and is not otherwise affiliated with the Company or BDCA Adviser.  Pursuant to the Sub-Advisory Agreement, the Sub-Adviser will: (i) make recommendations to BDCA Adviser as to the composition of the portfolio of the Company, the nature and timing of the changes therein and the manner of implementing such changes; (ii) assist BDCA Adviser in identifying, evaluating and negotiating the structure of the investments made by the Company; (iii) assist BDCA Adviser in closing and monitoring the Company’s investments; (iv) assist BDCA Adviser in determining the securities and other assets that the Company will purchase, retain, or sell; (v) assist BDCA Adviser in performing due diligence on prospective portfolio companies; and (vi) provide BDCA Adviser and the Company with such other investment advisory, research and related services as BDCA Adviser or the Company may, from time to time, reasonably require for the investment of its funds. However, all investment decisions are ultimately the responsibility of BDCA Adviser’s investment committee; the Sub-Adviser has no authority to bind the Company.

5 Because BDCs cannot own securities of a registered investment adviser, MAIN and Partners filed an application on December 30, 2010 (file no.: 812-13856)(“Adviser Application”) seeking exemptive relief with the Commission, to among other things, allow Partners (MAIN’s wholly-owned subsidiary) to register as an investment adviser under the Advisers Act. In the event the Commissions grants the relief requested in the Adviser Application, MAIN intends to assign the Sub-Advisory Agreement to Partners, as such, references in this Application to “Sub-Adviser” means MAIN or Partners (in the event the Sub-Advisory Agreement is assigned to Partners in the future).

II.	PROPOSED RELIEF FOR CO-INVESTMENT IN PORTFOLIO COMPANIES BY THE COMPANY AND MAIN AFFILIATED ENTITIES

A.	Overview

As previously described, BDCA Adviser will serve as the Company’s investment adviser, and MAIN will serve as the Company’s investment sub-adviser. In these roles, BDCA Adviser will be responsible for the overall management of the Company’s activities, and the Sub-Adviser will assist BDCA Adviser with identifying, evaluating and structuring investments and will make investment recommendations for approval by BDCA Adviser.  Importantly, the relationship between BDCA Adviser and the Sub-Adviser is non-exclusive and arm’s length, and the Sub-Adviser may withdraw on 60 days’ written notice.6 Although the Sub-Adviser will identify and recommend investments for the Company, prior to any investment by the Company, the Sub-Advisory Agreement requires the Sub-Adviser to present each proposed investment to BDCA Adviser which has the authority to approve or reject all investments proposed for the Company by the Sub-Adviser. Through this authority to approve or reject any investment proposed by the Sub-Adviser, BDCA Adviser will have ultimate authority with respect to the Company’s investments, subject in each case to the oversight of the Board.

B.	Types of Co-Investment Transactions

Generally, opportunities for Co-Investment Transactions are expected to arise from time to time when the Sub-Adviser becomes aware of investment opportunities that may be suitable for both the Company and any MAIN Affiliated Entity (together with any future co-investment affiliates, the “MAIN Co-Investment Affiliates”). Such a determination may arise in a number of scenarios, including Co-Investment Transactions, Joint Follow-On Transactions and Joint Exit Transactions (collectively, the “Co-Investment Program”) each of which is described below.

1.           Basic Co-Investment Transactions

A basic Co-Investment Transaction may arise when, as described above, the Sub-Adviser becomes aware of investment opportunities that may be suitable for both the Company and one or more MAIN Affiliated Entity.  In such events, investment opportunities that are presented to the Company may be referred to a MAIN Affiliated Entity and vice versa.

2.           Joint Exit Transactions and Joint Follow-On Transactions

There may be instances where the Company and a Co-Investment Affiliate find themselves holding securities in the same portfolio company, which securities may be, of the same or a different class, but the respective acquisitions of those securities may not have occurred at the same time or the ownership may not have implicated the proscriptions of Section 57.  A lack of “jointness” in the original investment transaction could arise because, among other things, the transactions were Permitted Transactions, were separated by time or were otherwise distinct in nature such that the Company or the other Co-Investment Affiliate was able to conclude that Section 57(a) was not implicated. It is further possible that either the Company or a Co-Investment Affiliate may seek to exit the investment or complete a follow-on investment without implicating Section 57(a), in which case relief of the type being sought in this Application would not be required. If, however, either of the Company or a MAIN Co-Investment Affiliate wishes to exit the investment or make a follow-on investment in that portfolio company, and Section 57(a)(4) is implicated (those situations where Section 57(a)(4) was not implicated when the initial investments were made, but where Section 57(a)(4) is implicated in connection with the exit from, or additional acquisition of, such investments are referred to as “Joint Exit Transactions” and “Joint Follow-On Transactions”), certain procedures will be followed to ensure fairness to the Company. A method for completing Joint Exit Transactions and Joint Follow-On Transactions may be necessary because at times it will be in the best interest of the Company’s stockholders and/or a MAIN Co-Investment Affiliate to be able to exit investments or complete follow-on investments. If the Company or a MAIN Co-Investment Affiliate is not able to exit investments or complete follow-on investments, then the Company or the MAIN Co-Investment Affiliate would be forced to hold investments when it is no longer in the best interests of the Company or the MAIN Co-Investment Affiliate to do so (in the case of exits) or be unable to make what they deem to be attractive investments (in the case of follow-on investments).

 6 The Sub-Advisory Agreement may also be terminated by the Company through its board of directors or a vote of its stockholders in accordance with Section 15(a) of the 1940 Act.

C.	Mechanics of the Co-Investment Program

The Sub-Adviser will recommend selected investments for the Company (which recommendation will include the amount of investment opportunity proposed to be allocated to the Company relative to the total amount to be allocated to the other Co-Investment Affiliates) to BDCA Adviser for its consideration as an appropriate investment for the Company. The recommendation to BDCA Adviser may include conditions to the Company’s participation such as a minimum investment amount by the Company and a deadline to authorize the Company’s participation.

If BDCA Adviser determines that such an investment, at the recommended allocation, is in the best interests of the Company, and, if such opportunity is a Co-Investment Transaction, it will bring the investment opportunity to the attention of the Board for its review and approval. Only upon receiving the approval of the required majority (as such term is defined in Section 57(o)) (the “Required Majority”)7 that the investment, including the allocation amount in comparison to the total amount being allocated to the other Co-Investment Affiliates (other than the Company), is in the best interests of the Company, will BDCA Adviser initiate such investment.

The Company is currently the only investment advisory client of BDCA Adviser. In addition, BDCA Adviser does not have any direct financial interest in any MAIN Co-Investment Affiliate. Therefore, BDCA Adviser has no potential or actual conflict of interest when considering an opportunity for the Company to co-invest with a Co-Investment Affiliate. Rather, the financial interests of BDCA Adviser are wholly aligned with those of the Company, with no incentive to put the interests of a Co-Investment Affiliate ahead of the Company’s.

 7 The term “Required Majority,” when used with respect to the approval of a proposed transaction, plan, or arrangement, means both a majority of the Company’s directors who have no financial interest in such transaction, plan, or arrangement and a majority of such directors who are not interested persons of the Company.

The Sub-Adviser controls and/or manages other funds. Some of the other funds managed by the Sub-Adviser may have the same or similar investment objectives and investment policies as the Company. The Company understands and agrees that the Sub-Adviser is under no duty or obligation to provide any particular investment opportunity to the Company and that the Sub-Adviser may offer opportunities that may be appropriate for the Company exclusively to other advisees, including MAIN Affiliated Entities. The Sub-Adviser has no power or authority to bind the Company to any investment.

A Co-Investment Transaction would occur only in those instances where it is determined that an investment opportunity is appropriate for the Company, on the one hand, and one or more MAIN Co-Investment Affiliates, on the other hand, and BDCA Adviser and the Required Majority agree that the recommended opportunity, including the allocation amount, is in the best interests of the Company and does not disadvantage the Company. If the Sub-Adviser has recommended an investment to the Company and BDCA Adviser or the Required Majority determines that the allocation suggested is not appropriate for the Company at that time, Applicants represent that the Company may take a lesser amount of the investment opportunity than recommended and made available by the Sub-Adviser (subject to any minimum investment amount set by the Sub-Adviser) or reject participation in the investment opportunity entirely.

Upon issuance of the requested Order, where each of the Company and another MAIN Co-Investment Affiliate hold the same class of securities in a portfolio company, with respect to Joint Exit Transactions and/or Joint Follow-On Transactions, the Sub-Adviser, BDCA Adviser and the Board will follow the same processes and make the same determinations that each would be required to make in connection with the approval of a Co-Investment Transaction, modified as appropriate to apply to dispositions and follow-on investments as applicable. If, however, each of the Company and another MAIN Co-Investment Affiliate hold a different class of securities in a portfolio company, no MAIN Co-Investment Affiliate may complete a Joint Follow-On Transaction until BDCA Adviser has been notified of the proposed transaction and to the extent that BDCA Adviser desires to cause the Company to participate in such Joint Follow-On Transaction, the Sub-Adviser shall have requested that the Joint Follow-On Transaction opportunity be offered to the Company on the same terms, to the extent applicable, as are offered to the MAIN Co-Investment Affiliates. If each of the Company and a MAIN Co-Investment Affiliate hold a different class of securities in a portfolio company, the MAIN Co-Investment Affiliate may sell, exchange or otherwise dispose of its investment in such portfolio company in a Joint Exit Transaction if prior notice of such disposition is provided to BDCA Adviser and, if BDCA Adviser desires to cause the Company to participate in such Joint Exit Transaction, the Sub-Adviser shall have requested that the same Joint Exit Transaction opportunity be offered to the Company on the same terms, to the extent applicable, as are offered to the MAIN Co-Investment Affiliate. The price to be received by the Company in such Joint Exit Transaction, if the Company did elect to exit, would be based upon the purchase price received by an unaffiliated third-party in an arm’s length, negotiated transaction seeking to exit the same investment, i.e. the market price of the investment in question. If there is no unaffiliated third party seeking to exit the investment, then the Required Majority must determine that the exit price to be received by the Company is fair and in the best interests of the Company’s stockholders.

Applicants believe that the procedures and conditions described herein for Joint Exit Transactions and Joint Follow-On Transactions would provide appropriate protection for the Company. Applicants see no basis to impose greater restrictions than those that would be imposed under the traditional co-investment order templates. There will be times when it will be in the best interests of the Company’s stockholders for the Company to divest a position, or make an additional investment in a portfolio company, also held by a Co-Investment Affiliate. Assuming, as Applicants do here, that the Company and the Co-Investment Affiliate shall have acquired and have maintained their respective positions in the portfolio company separately (i.e., Section 57(a)(4) shall not have been implicated prior to seeking the disposition or follow-on investment in question), the layering of additional conditions would serve no stockholder protection or policy purpose. Stated differently, the fact that the various conditions typically imposed on the acquisition side of a co-investment program are not applicable to the non-joint acquisitions should not impact or change the analysis. Those conditions have historically been imposed to ensure that investments made under circumstances which Congress in Section 57(a)(4) identified as presumptively abusive were the subject of a protocol designed to prevent the abuse through specific limitations and proactive board approval, as appropriate. Where, as here, no such presumptively abusive transaction has occurred as a predicate, imposition of the conditions would seem to gratuitously impose a burden for a problem that does not exist. As a result, Applicants believe that applying conditions to the exit or follow-on investment, as applicable, itself, but not adding any other additional conditions, appropriately protects the interests of the Company’s stockholders.

The procedures for allocating the Co-Investment Transactions have been approved by the Board on the basis that it would be advantageous for the Company and its stockholders to have access to attractive investment opportunities sourced by the Sub-Adviser for other MAIN Co-Investment Affiliates and to take advantage of the cost efficiencies of participating in such Co-Investment Transactions. Applicants believe that, in the private equity and private debt markets, attractive investment opportunities are not always broadly available. Instead, certain transaction flow is proprietary and such proprietary transaction flow represents a strong competitive advantage for an investment adviser and its clients. The inability of the Company to participate in transactions sourced by the Sub-Adviser in which other MAIN Co-Investment Affiliates participate would deprive the Company’s stockholders of the competitive advantage presented by the Sub-Adviser’s well-established transaction sourcing platform, which was a key consideration in hiring the Sub-Adviser to assist BDCA Adviser in managing the Company.

Under the Company’s proposed Co-Investment Program, every Co-Investment Transaction will be approved by the Required Majority prior to consummation. Additionally, the Board will review information on all co-investment activity on a quarterly basis, providing the Board the opportunity to evaluate the Co-Investment Program and, to the extent it deems necessary or appropriate, to change any material aspect. All subsequent activity (i.e., exits or follow-on investments) in an investment acquired in a Co-Investment Transaction or as a Joint Follow-On Transaction or Joint Exit Transaction will be made pursuant to the conditions contained in this Application.

D.	Reasons for Co-Investing

The BDC structure elected by the Company was created by Congress in 1980 to encourage investment in small- and middle-market companies in order to increase the flow of capital to small, growing businesses. Current credit market conditions have led to a decline in the availability of capital, making it more difficult for BDCs, such as the Company, to raise capital. Simultaneously, the market turbulence has created more opportunities for MAIN to make investments consistent with its investment objective allowing MAIN to focus on transactions where its competitive advantages are strongest. The ability to commit larger amounts of financing to portfolio companies in a co-investment situation would give the Company greater flexibility to make larger financing commitments, which would, among other things, increase income and the ability to obtain more favorable investment terms and protections for the Company and provide better access to due diligence information for the Company. In addition, increasing the opportunities available to the Company and/or MAIN with a co-investment structure would generate greater deal flow, broaden the market relationships of the Company and/or MAIN, and allow them to make the most attractive risk-adjusted investments and optimize performance of their portfolios. Enhanced selectivity and more favorable deal terms, pricing and structure could all potentially create enhanced value for stockholders of the Company without exposing them to the types of abuses sought to be remedied by Section 57(a).

In addition, the Code imposes diversification requirements on companies, such as the Company and MAIN, that seek certain favorable tax treatment under Subchapter M of the Code, and consequently, in some circumstances the Company might not be able to commit to the entire amount of financing sought by a potential portfolio company. Prospective portfolio companies would likely reject an offer of funding by the Company due to its inability to commit the full amount of financing required by the prospective portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). The ability of the Company to co-invest with the MAIN Affiliated Entities will increase the number of investment opportunities accessible to the Company.

The Board believes that the Sub-Adviser, which is led by a team of dedicated and experienced investment professionals, is able to leverage MAIN’s current investment platform, resources and existing relationships with financial sponsors, financial institutions, hedge funds and other investment firms to provide the Company with attractive investment opportunities.  The Sub-Adviser’s management team includes a unique group of professionals with over 100 years of collective investment experience. The members of the Sub-Adviser’s investment team have broad investment backgrounds, with prior experience at private investment funds, investment banks and other financial services companies, and currently include eight certified public accountants and one chartered financial analyst. The Company and BDCA Adviser expect to leverage the Sub-Adviser’s expertise in analyzing, valuing, structuring, negotiating and closing transactions to offer customized financing solutions to mid-sized companies. The sub-advisory relationship with the Sub-Adviser will afford the Company access to an established source of proprietary deal flow, which the Board and BDCA Adviser believe represents a significant competitive advantage to the Company. Thus, BDCA Adviser and the Board believe that it will be advantageous for the Company to co-invest with the MAIN Co-Investment Affiliates and that such investments would be consistent with the investment objectives, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements, and other pertinent factors applicable to the Company. If the proposed Order is not granted, the Company will not be able to avail itself of the potentially attractive investment opportunities afforded by this arrangement. This will place the Company at a material disadvantage compared to the other Co-Investment Affiliates, in direct contradiction to the purposes and intentions of the 1940 Act.

The ability to co-invest with the MAIN Affiliated Entities on the terms and conditions outlined in this Application would give the Company the opportunity to more effectively leverage these resources and would give it greater flexibility to pursue attractive investments and greater diversity than would otherwise have been unavailable to the Company alone. The Company believes that this could potentially benefit the Company’s stockholders while helping to ensure that any such co-investment transactions are “consistent with the provisions, policies, and purposes of the Act” and provide for participation by the Company not “on a basis different from or less advantageous than that of other participants.”

As noted above, BDCA Adviser will make all investment and operational decisions for the Company, with the Sub-Adviser’s role being strictly consultative. Given the absence of the Sub-Adviser’s authority to bind, on one hand, and the absence of an incentive on BDCA Adviser’s part to place the interests of the other Co-Investment Affiliates above those of the Company, on the other hand, the Applicants submit that the conflict contemplated under the co-investment restrictions under the 1940 Act does not exist. Unlike a traditional relationship between a fund and its investment adviser, the Sub-Adviser is not controlled or managed by insiders of the Company and has no authority or ability to bind the Company.  Rather, in this instance the Sub-Adviser recommends available investment opportunities to BDCA Adviser that it recognizes as potentially beneficial to the Company. Thus, there are no conflicts of interest for BDCA Adviser here. In order to provide further assurance that the best interests of the Company will be served by the proposed Co-Investment Transactions, the Applicants propose that all Co-Investment Transactions will be subject to approval by the Required Majority and will take place on terms neither different from nor less advantageous than those available to the MAIN Co-Investment Affiliates. Applicants further propose that Joint Follow-On Transactions and Joint Exit Transactions will be subject to those conditions proposed in this requested Order.

E.	Applicable Law

1.	Sections 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Because the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a).8 Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, from acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted. In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by a BDC in such joint transaction is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2.	Section 57(b) of the 1940 Act and Rule 57b-1 thereunder

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.

Rule 57b-1 under the 1940 Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the 1940 Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC, or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

 8 See Section 57(i) of the 1940 Act.

Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as: (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person.

F.	Need For Relief

Transactions effected as part of the Co-Investment Program could be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the MAIN Affiliated Entities fall within the categories of persons described by Section 57(b), as modified by Rule 57b-1 thereunder. For purposes of Section 57(b), an investment sub-adviser is considered the equivalent to an investment adviser to an entity. Thus, the Sub-Adviser and the entities that it advises or controls could be deemed to be persons related to the Company in a manner described by Section 57(b) and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program.

G.	Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission, subject to the terms set forth in the Application, pursuant to Sections 57(i) and Rule 17d-1, to permit the Company, the MAIN Affiliated Entities and any future co-investment affiliate, to participate in the Co-Investment Program.

H.	Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.9 Although the various precedents involve different co-investment scenarios, including approval procedures, and presumptions for co-investment transactions to protect the interests of public investors in the BDC, than the one described in this Application, Applicants submit that the procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders.

 9 Ridgewood Capital Energy Growth Fund, LLC, et. al. (File No. 812-13569), Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice); Main Street Capital Corporation, et. al. (File No. 812-1343 8), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et. al. (File No. 812-12934), Release No. IC-27150 (November 22, 2005) (order), Release No. IC-27120 (October 25, 2005) (notice); meVC Draper Fisher Jurvetson Fund I, Inc., et al. (File No. 812-11998), Release No. IC-24556 (July 11, 2000) (order), Release No. IC- 24496 (June 13, 2000) (notice); Berthel Growth & Income Trust I, et al. (File No. 812-10830), Release No. IC-23864 (June 8, 1999) (order), Release No. IC- 23825 (May 12, 1999) (notice); Technology Funding Venture Capital Fund VI, LLC, et al. (File No. 812-11006), Release No. IC-23610 (Dec. 18, 1998) (order), Release No. IC- 23573 (Nov. 25, 1998) (notice); MACC Private Equities Inc., et al. (File No. 812-11148), Release No. IC-23518 (Nov. 3, 1998) (order), Release No. IC- 23478 (Oct. 6, 1998) (notice); Brantley Capital Corporation, et al. (File No. 812-10544), Release No. IC-22893 (Nov. 18, 1997) (order), Release No. IC-22864 (Oct. 21, 1997) (notice); Renaissance Capital Growth & Income Fund III. Inc. (File No. 8 12-10354), Release No. IC-22428 (Dec. 31, 1996) (order), Release No. IC-22378 (Dec. 6, 1996) (notice); Sherrv Lane Growth Fund. Inc. (File No. 812-10082), Release No. IC-22130 (Aug. 9, 1996) (order), Release No. IC-22060 (July 10, 1996) (notice); Access Capital Strategies Community Investment Fund. Inc. (File No. 812-9786), Release No. IC-21898 (Apr. 16, 1996) (order), Release No. IC-21836 (Mar. 20, 1996) (notice); Ridgewood Electric Power Trust III (File No. 812-9558), Release No. IC-21589 (Dec. 11, 1995) (order), Release No. IC-21472 (Nov. 3, 1995) (notice); MAC Private Equities Inc., (File No. 812-9028), Release No. IC20887 (Feb. 7, 1995) (order), Release No. IC-20831 (Jan. 12, 1995) (notice); Corporate Renaissance Group, Inc. (File No. 812-8978), Release No. IC-20690 (Nov. 8, 1994) (order), Release No. IC-20617 (Oct. 13, 1994) (notice); ML Venture, Partners II. L.P. (File No. 812-7841), Release No. IC-18700 (May 11, 1992) (order), Release No. IC-18652 (Apr. 13, 1992) (notice); Equus Capital Partners, L.P. (File No. 812-7272), Release No. IC-18105 (Apr. 18, 1991) (order), Release No. IC-18058 (Mar. 21, 1991) (notice); Equitable Capital, Partners, L.P. (File No. 812-7328), Release No. IC-17925 (Dec. 31, 1990) (order), Release No. IC-17894 (Dec. 5, 1990) (notice); Technology Funding Partners III, L.P. (File No. 812-7355), Release No. IC-17571 (July 5, 1990) (order), Release No. IC-17523 (June 6, 1990) (notice); Berkshire, Partners III, L.P., (File No. 812-7335), Release No. IC-17533 (June 14, 1990) (order), Release No. IC-17496 (May 17, 1990) (notice); ML-Lee Acquisition Fund II, L.P., (File No. 8127133), Release No. IC-17123 (Sept. 1, 1989) (order), Release No. IC-17101 (Aug. 7, 1989) (notice); The Prospect Group Opportunity Fund, Inc., (File No. 812-7024), Release No. IC16841 (Feb. 27, 1989) (order), Release No. IC-16774 (Jan. 24, 1989) (notice).

I.	Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

As required by Rule 17d-1(b), the procedures, terms and conditions proposed in this Application ensure that the terms on which Co-Investment Transactions, Joint Follow-On Transactions and Joint Exit Transactions may be made are consistent with the participation of the Company being on a basis that is neither different from nor less advantageous than other participants, thus protecting the Company’s stockholders. Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before consummation, and other protective conditions in this Application, will ensure that the Company will be treated fairly.

The conditions to which the requested relief will be subject are designed to ensure that the Company is appropriately protected when entering into a Co-Investment Transaction recommended by the Sub-Adviser. Applicants submit that the conditions on the Company’s participation in the Co-Investment Program are sufficient to protect the Company, while still allowing it to leverage an opportunity that may be otherwise wholly unavailable to it given the proprietary nature of certain private equity and private debt transaction flow. It is important to note that, if the proposed Order is not granted, the Company will be unable to avail itself of many of the investment opportunities available through the Sub-Adviser.

J.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1.           (a) If the Sub-Adviser, in its sole discretion, determines that the Company’s and another Co-Investment Affiliate’s participation in a Co-Investment Transaction is reasonable, then such investment will be recommended to BDCA Adviser with a proposed allocation amount and any relevant conditions to the Company’s participation, including, without limitation, a minimum investment allocation by the Company and deadline to authorize the transaction.

(b) BDCA Adviser will determine whether the Company’s participation in the Co-Investment Transaction is appropriate for the Company after considering the Company’s then-current capital position, investment objectives and investment policies, existing portfolio of investments (including the diversification thereof) and other opportunities of which BDCA Adviser is aware. After making the determinations required in this paragraph (b), BDCA Adviser will distribute written information concerning the Co-Investment Transaction, including the aggregate total amount proposed to be invested by the Co-Investment Affiliates, to the Required Majority for their consideration. If BDCA Adviser deems the participation in the Co-Investment Transaction to be appropriate, but believes that the Company should participate at a lower allocation, BDCA Adviser will recommend the Co-Investment Transaction to the Required Majority with a modified recommended allocation amount (subject to any minimum investment allocation set forth in the original recommendation). If prior to execution of a Co-Investment Transaction, the Sub-Adviser determines that the terms of the Co-Investment Transaction have changed materially from the terms originally proposed by the Sub-Adviser (including a material reduction in the amount of investment opportunity), the Sub-Adviser may reconsider the investment and propose a different allocation amount on behalf of the Company to BDCA Adviser for approval. The Company will only participate in a Co-Investment Transaction after its Required Majority reaches a determination that:

(i)           the terms of the Co-Investment Transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching on the part of any other Co-Investment Affiliates concerned;

(ii)            the Co-Investment Transaction is consistent with: (A) the best interests of the stockholders of the Company; and (B) the Company’s investment objectives and strategies (as described in the Company’s registration statements on Form N-2 and other filings made with the Commission by the Company under the Securities Act of 1933, as amended, any reports filed by the Company with the Commission under the Securities Exchange Act of 1934, as amended, and the Company’s reports to stockholders); and

(iii)           the investment by any MAIN Co-Investment Affiliate in the Co-Investment Transaction would not reasonably be expected to disadvantage the Company, and participation by the Company is not on a basis materially different from or less advantageous than that of any MAIN Co-Investment Affiliate; provided, that if a Co-Investment Affiliate, other than the Company, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, or acts as administrative agent, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (1)(b)(iii) if the Sub-Adviser agrees to, and does, when reasonably requested by the BDCA Adviser, provide to BDCA Adviser material information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company.

2.           The Company will have the right to decline to participate in any Co-Investment Transaction or to invest less than the amount proposed (subject to any minimum investment allocation set forth in the original recommendation).

3.           The Company will not participate in any Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for the Company as for any other Co-Investment Affiliate participating. The grant to a Co-Investment Affiliate, other than the Company, of the right to act as administrative agent with respect to a loan to a portfolio company, the right to nominate a director for election to a portfolio company’s board of directors, and the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 3, if conditions 1(b)(iii) are met.

4.           (a)           Except as described below, if both the Company and one or more MAIN Co-Investment Affiliates seek to sell, exchange, or otherwise dispose of an interest in the same investment that was either acquired in any type of Co-Investment Transaction or not acquired in a way that implicated Section 57(a)(4) but that will be sold, exchanged, or otherwise disposed of in a Joint Exit Transaction, such dispositions must occur at the same time, for the same unit consideration and in amounts proportionate to their respective holdings of such investment.10  If a MAIN Co-Investment Affiliate elects to sell, exchange or otherwise dispose of its interest in the same investment that was acquired by the Company and the MAIN Co-Investment Affiliate in a Co-Investment Transaction, or the sale, exchange or disposal of which will be considered a Joint Exit Transaction, to an entity other than an affiliate of such MAIN Co-Investment Affiliate, the Sub-Adviser will:

(i)	notify BDCA Adviser of the proposed sale, exchange or disposition at the earliest practical time; and

(ii)
formulate a recommendation as to participation by the Company in any such transaction and provide a written recommendation to BDCA Adviser which will provide a written recommendation to the Required Majority of the Company.

The Company will have the right to participate in such disposition based on the relative size of its currently held investment, at the same price and on the same terms and conditions as those applicable to MAIN Co-Investment Affiliates.

(b)           If the Company and the MAIN Co-Investment Affiliate hold different investments in the same portfolio company, the MAIN Co-Investment Affiliate may sell, exchange or otherwise dispose of its investment in such portfolio company in a Joint Exit Transaction that implicates Section 57(a)(4) if prior notice of such disposition is provided to the BDCA Adviser and, to the extent that BDCA Adviser desires to participate in such Joint Exit Transaction, the Sub-Adviser has requested that the same Joint Exit Transaction opportunity be offered to the Company on the same terms, to the extent applicable, as are offered to the MAIN Co-Investment Affiliate.11  The pricing in such Joint Exit Transaction for the Company, if it did determine to exit, would be based upon the purchase price received by an unaffiliated third-party in an arm’s length, negotiated transaction seeking to exit the same investment, i.e. the market price of the investment in question. If there is no unaffiliated third-party seeking to exit the investment, then the Company may only exit to the extent that the Required Majority makes a determination that the exit price to be received by the Company is fair and in the best interests of the Company’s stockholders.

 10 However, where the issuer of the investment in question makes an exchange, rights or tender offer to all holders of the investment in question, or where a Co-Investment Affiliate is disposing of its investment in a liquid or open market transaction, the Co-Investment Affiliate may exit or otherwise participate in the investment regardless of whether the other Co-Investment Affiliate exits or participates, without complying with the following terms. Similarly, where there is an involuntary disposition of the investment, whether by circumstance, contract or otherwise, (for example, as a result of a bankruptcy proceeding or a contractual “drag along” provision pursuant to which a unaffiliated third party can require a sale) a Co-Investment Affiliate would not need to comply with the procedures set forth in this condition 4.

11 However, as stated above, where the issuer of the investment in question makes an exchange, rights or tender offer to all holders of the investment in question, or where a Co-Investment Affiliate is disposing of its investment in a liquid or open market transaction, the Co-Investment Affiliate may exit or otherwise participate in the investment regardless of whether the other Co-Investment Affiliate exits or participates, without complying with the following terms. Similarly, where there is an involuntary disposition of the investment, whether by circumstance, contract or otherwise, (for example, as a result of a bankruptcy proceeding or a contractual “drag along” provision pursuant to which a unaffiliated third party can require a sale) a Co-Investment Affiliate would not need to comply with the procedures set forth in this condition 4.

5.           (a)    If a Co-Investment Affiliate desires to make a “follow-on investment” (i.e., an additional investment in the same entity) in a portfolio company whose securities were acquired by the Company and any MAIN Co-Investment Affiliate in a Co-investment Transaction or to exercise warrants or other rights to purchase securities of the issuer, the Sub-Adviser will:

(i)           notify BDCA Adviser of the proposed transaction at the earliest practical time; and

(ii)           formulate a recommendation as to the proposed participation, including the amount of the proposed follow-on investment, by the Company and provide a written recommendation to BDCA Adviser which will provide a written recommendation to the Required Majority.

The Company will participate in such investment to the extent that the Required Majority determines that it is in the Company’s best interest. The acquisition of follow-on investments as permitted by this condition will be subject to the other conditions set forth in the application.

(b)    If the Company and the MAIN Co-Investment Affiliate hold different investments in the same portfolio company, no MAIN Co-Investment Affiliate may complete a Joint Follow-On Transaction until BDCA Adviser has been notified of the proposed transaction and, to the extent that BDCA Adviser desires to participate in such Joint Follow-On Transaction, the Sub-Adviser has requested that the same Joint Follow-On Transaction opportunity be offered to the Company on the same terms, to the extent applicable, as are offered to the MAIN Co-Investment Affiliate.

(c)    The provisions of condition 4 and this condition 5 shall not apply to a transaction in which a Co-Investment Affiliate, other than the Company, sells a security that it purchased in a Co-Investment Transaction to another MAIN Co-Investment Affiliate (such transaction, an “Affiliate Transfer”). The purchasing MAIN Co-Investment Affiliate shall be subject to the provisions of condition 4 and this condition 5 with regard to the security acquired in the Affiliate Transfer.

6.           The Company will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the investments permitted under these conditions were approved by the Board under Section 57(f).

7.           No Independent Director of the Board will also be a director, general partner or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of the Sub-Adviser.

8.           The direct expenses, if any, associated with acquiring, holding or disposing of any securities acquired pursuant to the Co-Investment Program (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act of 1933) shall, to the extent not payable by either the Sub-Adviser or BDCA Adviser under any agreement with the Company, be shared by the Company and each other Co-Investment Affiliate in proportion to the relative amounts of their securities to be acquired or disposed of, as the case may be.

9.           Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e)(2) of the 1940 Act) received by the Sub-Adviser in connection with a Co-Investment Transaction will be distributed to the Company and each other Co-Investment Affiliate (or their designee) on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. BDCA Adviser will not receive additional compensation or remuneration of any kind (other than the investment advisory fees paid in accordance with investment advisory agreements with the Company) as a result of or in connection with the Co-Investment Program.

III.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Martina A. Brosnahan
Assistant General Counsel
405 Park Avenue, 15th Floor
New York, NY 10022
Tel: (212) 415-6515
Fax: (212) 421-5799

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

John A. Good, Esq. Helen W. Brown, Esq. Bass, Berry & Sims PLC 100 Peabody Place, Suite 900 Memphis, Tennessee 38103-3672 Tel: (901) 543-5901 Fax: (888) 543-4644	Jason B. Beauvais General Counsel Main Street Capital Corporation 1300 Post Oak Boulevard, Suite 800 Houston, Texas 77056 Tel: (713) 350-6043 Fax: (713) 350-6042

B.	Authorizations

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Company’s Board pursuant to resolutions duly adopted by the Board on January 14, 2011 (attached hereto as Exhibit A). In accordance with Rule 0-2(c) under the 1940 Act, each person executing the Application on behalf of the Applicants (other than the Company) being duly sworn deposes and says that he has duly executed the attached Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

Applicants have caused this Application to be duly signed on their behalf on the 24th day of February, 2011.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

By: /s/ Nicholas S. Schorsch
Name: Nicholas S. Schorsch
Title:   Chief Executive Officer

BDCA ADVISER, LLC

By: /s/ William M. Kahane
Name: William M. Kahane
Title:   President

MAIN STREET CAPITAL CORPORATION
MAIN STREET EQUITY INTERESTS, INC.

By: /s/ Vincent D. Foster
Name: Vincent D. Foster
Title:   Chief Executive Officer

MSCII EQUITY INTERESTS, LLC
By:  Main Street Capital II, LP
the sole member
By:  Main Street Capital II GP, LLC
the general partner

By: /s/ Vincent D. Foster
Name: Vincent D. Foster
Title:   Senior Managing Director

MAIN STREET MEZZANINE FUND, LP

By:   Main Street Mezzanine Management, LLC,
the general partner

By:  /s/ Vincent D. Foster
Name: Vincent D. Foster
Title:   Senior Managing Director

MAIN STREET CAPITAL II, LP

By:   Main Street Capital II GP, LLC,
the general partner

By:  /s/ Vincent D. Foster
Name: Vincent D. Foster
Title:   Senior Managing Director

MAIN STREET CAPITAL PARTNERS, LLC

By:  /s/ Vincent D. Foster
Name: Vincent D. Foster
Title:   Senior Managing Director

VERIFICATION REQUIRED BY RULE 0-2(D)

STATE OF NEW YORK)
COUNTY OF NEW YORK)

The undersigned states that he has duly executed the foregoing Application for and on behalf of Business Development Corporation of America and BDCA Adviser, LLC that he is an authorized officer of such entities and that all action by officers, directors, members and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Nicholas S. Schorsch
Name: Nicholas S. Schorsch
Title: Authorized Officer
Date: February 24, 2011

VERIFICATION REQUIRED BY RULE 0-2(D)

STATE OF TEXAS )
COUNTY OF HOUSTON )

The undersigned states that he has duly executed the foregoing Application for and on behalf of Main Street Capital Corporation, Main Street Capital Partners, LLC, Main Street Mezzanine Fund, LP, Main Street Capital II, LP, Main Street Equity Interests, Inc., and MSCII Equity Interests, LLC, that he is an authorized officer of such entities and that all action by officers, directors, members and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Vincent D. Foster
Name: Vincent D. Foster
Title: Authorized Officer
Date: February 24, 2011

EXHIBIT A

Resolutions of Board of Directors of
Business Development Corporation of America

WHEREAS, the Board deems it advisable and in the best interest of Business Development Corporation of America (the “Corporation”) to file with the Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 57(c) and 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Corporation with certain entities which may be deemed to be “affiliates” of the Corporation pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments may otherwise be prohibited by Section 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Officers”) of the Corporation be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause to be prepared, executed, delivered and filed with the Commission an Application and to do such other acts or things and execute such other documents, including, but not limited to, amendments to the Application and requests for no-action relief or interpretive positions under the Securities Act of 1933, the Securities Exchange Act of 1934, the 1940 Act, or any other applicable federal or state securities law, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the Commission and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of the Application, any amendments thereto or any requests for no-action relief or interpretive positions;

RESOLVED FURTHER, that the Officers be, and each of them acting alone hereby is, authorized and directed to file such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions, as such officers shall deem necessary or desirable in order for the Corporation to accomplish its investment objective, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions; and

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to perform all of the agreements and obligations of the Corporation in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Corporation thereof.